Anthony J. McCusker 650.752.3267 AMcCusker@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

August 19, 2011

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop – 4720

Attention: Barbara C. Jacobs, Assistant Director

Re:	Imperva, Inc.
Registration Statement on Form S-1
File No. 333-175008

Ladies and Gentlemen:

This letter is being furnished on behalf of Imperva, Inc. (the “Company”) in response to comments contained in the letter dated August 11, 2011 (the “Letter”) from Barbara C. Jacobs, Assistant Director of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Shlomo Kramer, President and Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on July 28, 2011. Amendment No. 2 to Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on August 19, 2011.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments will also be provided to Jaime John, Patrick Gilmore and Evan Jacobson of the Commission.

General

1.	We reissue prior comment 1; we will contact you separately regarding your proposed graphics.

United States Securities and Exchange Commission

August 19, 2011

RESPONSE:  In response to the Staff’s oral comments received on August 12, 2011, the Company has updated the graphics and the disclosure on pages 89 and 94.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Opportunities, Challenges and Risks, page 46

2.	We note your response to prior comment 9. Please revise to discuss how you plan to address your continued losses from operations and net losses.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 47.

3.	Please tell us the relative size of the competitors included in your supplemental response to prior comment 10. In addition, please revise to disclose the basis for your claim that you have a proven track record of successful competition against larger competitors, and to explain what you mean by “larger” competitors.

RESPONSE:  The competitors included in the Company’s supplemental response to prior comment 10, to which the Company requested confidential treatment, include companies that generate higher revenues and have greater market capitalizations, and many of which are more established within the industry and have greater financial and human resources than the Company. As provided in the Company’s supplemental response to prior comment 10, the Company supplementally advises the Staff that it internally tracks its success rate in competitive sales opportunities against certain competitors. Based on such tracking, over the last ten quarters, the Company’s internal data indicates that the Company has won, on a quarterly basis, between the mid 50% and low 80% range of the sales opportunities in which it was competing against one of the larger competitors included in the Company’s supplemental response to prior comment 10. As such, the Company believes that it has a proven track record of successfully competing against such larger competitors. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 47.

Key Metrics of Our Business, page 47

4.	We reissue prior comment 11; please revise to discuss management’s views regarding the changes in each of the key business metrics during the covered time periods.

RESPONSE:  The Company respectfully advises the Staff that it has reviewed the disclosure with respect to net revenue, gross margin, loss from operations, cash, cash equivalents and short-term investments and cash flow from operations under “Management’s Discussion and Analysis of Financial Condition—Key Metrics of Our Business,” “—Segments,” “—Results of Operations” and “—Liquidity and Capital Resources,” as applicable, and believes such disclosure addresses the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure with respect to deferred revenue and number of customers on pages 55-56, 58-59 and 61 to address such key business metrics during the covered time periods.

United States Securities and Exchange Commission

August 19, 2011

Business

Industry Background, page 80

5.	We note your response to prior comment 24. Please revise to provide supplemental support for the following statements, or revise to state that they are your belief:

•	Enterprises are struggling to provide visibility and control over business data that they need to protect;

•

In order to support evolving business priorities, enterprises continue to deploy new technologies and architectures that are increasing the complexity of, and the accessibility to, the data center; and

•	Organizations need a new approach to provide visibility and control over high-value business data across the data center.

RESPONSE:  In response to the Staff’s comment, the Company has revised the statements referenced above on pages 1, 2, 3, 46, 82, 84 and 85.

Products

Web Application Security, page 90

6.	We note your response to prior comment 25. Based on the supplemental information provided, it is hard for us to agree that your web application firewall is an “industry leading” solution. Please provide additional supplemental, qualitative or quantitative support for this statement, or revise.

RESPONSE:  The Company has provided herewith, on a supplemental basis, additional support for the statement referenced above. In particular, the Company believes that the statement, “Imperva is the leading independent WAF vendor,” on page 7 of the enclosed report from Forrester Research, Inc. supports the Company’s position that its web application firewall is an industry leading solution.

Compensation

Equity Compensation, page 112

7.	We note your response to prior comment 30. Please revise to explain why you utilized stock purchase agreements with a right of repurchase instead of granting Mr. Kramer stock options.

United States Securities and Exchange Commission

August 19, 2011

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 116.

Certain Relationships and Related Party Transactions, page 128

8.	We note your response to prior comment 31. Please revise to explain why your board of directors allowed the early exercise of stock options granted to Mr. Pimentel. See Item 404(a)(6) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 129.

Private Placements of Securities, page 128

9.	Your revised disclosure in response to prior comment 32 states that the purchase price was determined based on “arms-length” negotiations. Given the relationship between the company and the Series D investors, it appears inappropriate to refer to the negotiations as “arms-length.” Please revise your disclosure regarding how the price per share was determined.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 131.

Transactions With Incapsula, Inc., page 130

10.	We note your response to prior comment 35. Please revise your disclosure so that it briefly summarizes the milestones that triggered your $7 million purchase of Series A-1 Preferred Stock.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 133-134.

Principal and Selling Stockholders, page 132

11.	We reissue prior comment 36 in part; please revise footnote 4 to disclose who has shared voting and/or investment power over the shares held by Venrock. See Instruction 2 to Item 403 of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 132 and 138.

United States Securities and Exchange Commission

August 19, 2011

Consolidated Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

12.	We note that your response to prior comment 41 indicates that you do not bifurcate maintenance and support agreement renewals between the software and non-software components because you recognize the components over the same maintenance and support period. Please clarify whether software and non-software maintenance and support is always sold together as it relates to your hardware appliances that contain software that is essential to the functionality of the hardware.

RESPONSE:  The Company hereby confirms that when selling hardware appliances that contain software that is essential to the functionality of the hardware, the software and non-software maintenance associated with the appliance are always sold together. In addition, any renewals of the associated maintenance agreements are also sold together.

Note 14 – Other Equity Issuances

Common Stock Subject to Repurchase, page F-39

13.	We note the disclosure added on page 114 which indicates your view that the repurchase arrangements with Mr. Kramer have a compensatory element. Please provide additional detail regarding these arrangements to support your conclusion, particularly since Mr. Kramer purchased the shares at their current fair market value. Additionally, tell us whether you recorded compensation expense associated with these arrangements.

RESPONSE:  Please refer to the Company’s response to comment 7 with respect to the additional detail requested related to Mr. Kramer’s common stock repurchase arrangements. Additionally, pursuant to ASC 718-10-55-31, the Company recorded compensation expense related to such common stock subject to repurchase in the amount of $175,000 and $264,000 during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.

Exhibit Index, page II-6

14.

It does not appear that you plan to file the settlement and license agreement with F5 Networks, Inc. as an exhibit. Please provide us with a legal analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the

United States Securities and Exchange Commission

August 19, 2011

agreement as an exhibit and revise your disclosure to describe the material terms of the agreement.

RESPONSE:  The Company respectfully submits that it does not believe the settlement and license agreement with F5 Networks, Inc. is required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. The Company included disclosure regarding this litigation under the section entitled “Business—Legal Proceedings” in the Registration Statement because similar disclosure was included in its audited consolidated financial statements as of, and for the year ended, December 31, 2010. The Company has consistently maintained that the lawsuit filed by F5 Networks, Inc. was without merit and settled the litigation solely to avoid future legal expense and distraction. The settlement and license agreement is not material to the Company as the license fee is not for a material sum, the scope of the cross license is not material to the Company’s business, either on an outbound or inbound basis, and accordingly, filing the settlement and license agreement would not be helpful disclosure for investors.

If you require additional information, please telephone the undersigned at (650) 752-3267 or Bradley Bugdanowitz at (415) 733-6099.

Sincerely,

/s/ Anthony J. McCusker

Anthony J. McCusker

cc:	Shlomo Kramer (Imperva, Inc.) Bradley Bugdanowitz, Esq. (Goodwin Procter LLP) Jeffrey Saper, Esq. (Wilson Sonsini Goodrich & Rosati, P.C.) Rezwan Pavri, Esq. (Wilson Sonsini Goodrich & Rosati, P.C.)